UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30149

Too Late Financial Corp.

(Exact name of registrant as specified in its charter)

8350 W. Sahara Ave., Suite 270, Las Vegas, Nevada  89117;  (702) 586-4690

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                                      ☒
Rule 12g-4(a)(2)                                                      ☐
Rule 12g-4(b)(1)(i)                    ☐
Rule 12g-4(b)(1)(ii)                                                  ☐
Rule 15d-6                                                               ☐

Approximate number of holders of record as of the certification or notice date: __1__

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Too Late Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 17, 2008

BY: /s/ Anthony N. DeMint
       Anthony N. DeMint, President and Chief Executive Officer